November 19, 2007



VIA U.S. MAIL AND FACSIMILE

Kate Johnson, Esq.
Phoenix Life Insurance Company
One American Row
Hartford, CT 06102-5056

RE:	Phoenix Life Insurance Company:
      Phoenix Life Variable Universal Life Account - Benefit
Choice
      Initial Registration Statement filed on Form N-6
      File Nos. 811-04721 and 333-146301

Dear Ms. Johnson:

      The staff reviewed the above-referenced initial registration statement, which the Commission received on September 25, 2007. We have given the registration statement a selective review. Based on our review, we have the following comments (page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-6).

GENERAL

1.	Please disclose to the staff whether there are any types of
guarantees or support agreements with third parties to support any of the company`s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

2.	Please confirm that the contract name on the front cover page of
the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

PROSPECTUS

3.	Summary of Benefits and Risk (page 5)

a.	Under "Investment Choices" and where applicable in the
prospectus, please make it clear whether there are any or no other restrictions with respect to transfers among the investment options of the Separate Account.

b.	In light of the last sentence under "Other Available
Insurance
Benefits," please note that any variations among various jurisdiction in which the policy is offered and sold should be disclosed in the prospectus.

c.	Please clarify what a "supplemental face amount" is as
referred
to under "Suitability Risk" and "Early Surrender Risk" on page 6, and revise other portions of the prospectus accordingly. For example, any charges (see last paragraph on page 20) associated with this feature should be reflected in the fee tables.

4.	Fee Tables (page 7)

      In general, the registrant should revise the fee tables in accordance with those provided in the prospectus for the national version of the policy (File Nos. 333-143656, 811-09065) including revisions in response to the following comments.

a.	Please revise the fee tables to eliminate some of the prose
in
order to present the charges as succinctly as possible, for example, the deletion of the phrase "decreasing as the insured ages" under the
"Amount Deducted" column.

b.	Transaction Fees Table (page 8)

i.	According to the disclosure under "Premium Expense Charge" on page 25, the front-end sales load for the policy is 6% of each premium payment. Please explain the basis for increasing the charge to 8% of premium payments after a policy is sold and also clarify whether any increase will be imposed upon new and/or existing policy owners.

ii.	Please make it clear in the table that the "Partial Surrender
Charge" and the "Withdrawal Fee" may be imposed simultaneously.

iii.	For the Surrender and Partial Surrender Charge and all other charges in any of the tables that vary depending on the contract owner characteristics, please revise the fee disclosure in accordance with Instruction 3(b) to Item 3.

For example, these types of charges should clearly disclose a minimum and maximum. For the Partial Surrender Charge, a footnote explaining how to calculate the exact amount of the charge would be more appropriate rather than in the table. Moreover, no single footnote in the first two tables provides all the disclosure required by Instruction 3(b)(i) - (iii), see e.g., footnote 1 to the rider charge table.

iv.	Please reconcile the first sentence of footnote 2 to the
table
on page 8 with the description of the surrender charges in other portions of the prospectus such as under "Surrender Charge" on page
27.

v.	If applicable, please disclose the range of premium taxes
pursuant to Item 3 of Form N-6.

vi.	Additional Comment: For the representative charges, it is not necessary to use the word "charge" twice.

vii.	Moreover, the spacing should be modified so it is clear that the
amount following the description of the representative charge is the representative charge.

c.	Periodic Charges Other than Fund Operating Expenses (page 7)

      Please revise the presentation of charges so that administrative charges follow mortality and expense risk charges pursuant to Form N-6, Item 3.

d.	Please retain the original disclosure provided in footnote 3 to
the latter 2 tables as the added disclosure helps to explain the factors involved in determining the amount at risk but original disclosure actually explains what it is

5.	Annual Fund Expenses (page 10)

      Please reconcile the contractual reimbursements described in footnote 10a thru e with the corresponding fee expenses in the table.

6.	Description of Phoenix Life Variable Universal Life Account
(page 15)

	Please provide the disclosure required by Item 4(b)(3) of Form
N-6.

7.	In the last paragraph under "Processing Premium Payments" on page 19, please briefly explain the terms "7-pay limit" and "7-pay period."

8.	Charges and Deductions (page 22)

a.	Please disclose what is provided in consideration for the
Withdrawal Fee.

b.	Please provide, if applicable, disclosure regarding premium
or
other taxes as required by Instruction 3 to Item 5(a).

9.	Under "Use of Dollar Cost Averaging with Asset Rebalancing
and
Allocation Programs" on page 31, please clarify whether it is accurate to say that one may participate in all 3 programs. Moreover, please reconcile this section with existing restrictions of each program, i.e., does not appear to be any current restrictions but only a reserved right to not permit their concurrent use.

10.	Please confirm relevance of second paragraph under "Tax
Treatment as Life Insurance" on page 33.

11.	Please confirm that disclosure regarding legal proceedings is current. Item 13.

12.	Please revise the signature page in accordance with the
format
prescribed by Form N-6.

13.	Please provide any relevant powers of attorney as an exhibit to
this filing and note that they should "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933

14.	Financial Statements, Exhibits, and Certain Other Information

	Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

15.	Representations

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*****************************************

	Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement.
If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

	Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

	If you have any questions, you are welcome to call me at
(202)
551-6767. Mail or deliveries should include reference to Mail Stop 4644 and should include all nine digits of the following zip code:
20549-4644. My facsimile number is (202) 772-9285.



							Sincerely,


							Sonny Oh
							Staff Attorney
							Office of Insurance Products
Kate Johnson, Esq.
Phoenix Life Insurance Company
November 19, 2007
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